Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com

Radware Ltd. Announces Third Quarter 2014 Results

* Record Quarterly Revenue of $56.8 Million
* Quarterly Non-GAAP EPS $0.24
* Q3 Revenue Growth 18% YoY
* Non-GAAP Operating Income at 20%

TEL AVIV, ISRAEL: October 28, 2014 — Radware® (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported record quarterly revenue of $56.8 million for the third quarter of 2014. This represents an increase of 18% compared with revenue of $48.0 million for the third quarter of 2013.

Net income on a GAAP basis for the third quarter of 2014 was $7.8 million or $0.17 per diluted share, compared with net income of $2.9 million or $0.06 per diluted share for the third quarter of 2013.

Net income on a Non-GAAP basis for the third quarter of 2014 was $11.2 million or $0.24 per diluted share, compared with net income of $7.8 million or $0.17 per diluted share for the third quarter of 2013.

At the end of third quarter, following the payment of $4.5 million, in relation with the shares repurchase, the Company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $306.4 million.

“Strong underlying demand for our cybersecurity and application delivery solutions translated into record results,” says Roy Zisapel, president and chief executive officer, Radware. “We believe we are well positioned for continued growth.”

 During the third quarter of 2014, Radware released the following significant announcements:

•	Aruba S.P.A. Deploys Radware DefensePro to Improve Service Availability and Secure Network Infrastructure
•	Radware’s Attack Mitigation Device Extends Common Criteria Certification through Laboratory Testing

•	Radware’s Alteon NG Selected by Brinkster - Provides Customers with Uninterrupted Availability to their Applications through Effective Load Balancing and Guaranteed Application SLA
•	One Year Later – Websites are Going Nowhere Fast – New Radware Research Reveals Retailers Still Make Same Web Performance Mistakes
•	Radware Fulfills Requirements for ISO 27001:2013 and Receives Certification
•	Radware’s Application Delivery Controller Selected to Help Drive eCommerce Platform for Top Furniture Retailers
•	Radware Announces 2014 Annual General Meeting
•	Radware’s DefensePro Helps Telecommunications Provider with Network Cyber Attacks
•	Radware’s DDoS Protection and Attack Mitigation Service Selected by Colombia National Police to Help Mitigate Cyber Attacks to its Network
•	Radware to Discuss Cyber Warfare at AT&T Cyber Security Conference
•	Radware’s Alteon NG Selected by yes Satellite to Help Launch New Video Platform Service
•	Radware to Discuss Neurological Impact of Online Image Rendering and Web Performance Optimization During Velocity New York City
•	Radware Research Reveals Poor Image Optimization Can Negatively Affect User Experience
•	New Federal Regulations on Cyber Security Lead to Revenue Loss, Business Disruption and Loss of Productivity in Financial Services Sector, Radware Survey Finds
•	Radware Selected by IDC Frontier to Protect Its Cloud-Based Network Service
•	Radware Reports Results of Annual General Meeting
•	Radware Provides Customers Protection from Bash Bug Shellshock Vulnerability
•	Radware Releases Defense4All for Helium – DoS and DDoS Detection and Mitigation as a Native Network Service for OpenDaylight

Company management will host a quarterly investor conference call at 8:45am ET on October 28, 2014. The call will focus on financial results for the quarter ending September 30, 2014 and other matters related to the Company’s business.

The conference call will be webcast on October 28, 2014 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/IR/ and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the third quarter 2014 call:

Participants in the US call: Toll Free 1 (800) 230-1092
International participants call: +1- 612 332-0107
Conference ID:  338286

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.
Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.

©2014 Radware, Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, litigation costs, acquisition related expenses, expenses related to settlement with Israeli tax authorities and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995.  Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2013	September 30, 2014
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	20,067	24,468
Available-for-sale marketable securities	30,372	35,525
Short-term bank deposits	84,387	77,755
Trade receivables, net	24,911	28,874
Other receivables and prepaid expenses	6,323	10,463
Inventories	14,190	16,342
	180,250	193,427

Available-for-sale marketable securities	113,377	116,145
Long-term bank deposits	37,497	52,531
Severance pay funds	3,319	3,108
	154,193	171,784

Property and equipment, net	17,523	19,242
Intangible assets, net	5,070	3,780
Other assets	1,629	1,688
Goodwill	30,069	30,069
Total assets	388,734	419,990

Current liabilities
Trade payables	8,798	10,997
Deferred revenues, other payables and accrued expenses	57,906	62,919
	66,704	73,916

Long-term liabilities	27,910	31,326

Shareholders’ equity
Share capital	611	634
Additional paid-in capital	262,809	279,059
Accumulated other comprehensive income	1,733	458
Treasury stock, at cost	(25,984)	(36,140)
Retained earnings	54,951	70,737
Total shareholders’ equity	294,120	314,748
Total liabilities and shareholders' equity	388,734	419,990

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,
	2013	2014	2013	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	48,022	56,795	139,970	160,860
Cost of revenues	9,165	9,926	26,681	29,138
Gross profit	38,857	46,869	113,289	131,722
Operating expenses:
Research and development, net	10,147	11,306	30,260	32,836
Selling and marketing	20,928	23,157	60,887	68,661
General and administrative	4,386	4,543	10,187	14,875
Total operating expenses	35,461	39,006	101,334	116,372
Operating income	3,396	7,863	11,955	15,350
Financial income, net	1,043	1,467	3,393	4,419
Income before taxes on income	4,439	9,330	15,348	19,769
Taxes on income	(1,537)	(1,574)	(3,015)	(3,983)
Net Income	2,902	7,756	12,333	15,786

Basic net earnings per share	$0.06	$0.17	$0.28	$0.35

Weighted average number of shares used to compute basic net earnings per share	44,832,480	45,068,021	44,763,111	45,029,319

Diluted net earnings per share	$0.06	$0.17	$0.26	$0.34

Weighted average number of shares used to compute diluted net earnings per share	46,572,938	46,586,698	46,756,705	46,735,893

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,
	2013	2014	2013	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net Income	2,902	7,756	12,333	15,786
Stock-based compensation expenses, included in:
Cost of revenues	13	22	39	48
Research and development, net	455	463	1,128	1,009
Selling and marketing	636	779	1,883	2,090
General and administrative	199	775	691	2,174
	1,303	2,039	3,741	5,321
Amortization of intangible assets included in:
Cost of revenues	549	245	1,615	809
Selling and marketing	229	155	688	481
	778	400	2,303	1,290

Exchange rate differences, net on balance sheet items included in finance expenses	171	(97)	450	(137)

Acquisition related expenses	-	-	485	-
Litigation Costs	1,775	1,088	1,775	4,938
Tax settlement	835	-	835	-

Non-GAAP net income	7,764	11,186	21,922	27,198

Non-GAAP diluted net earnings per share	$0.17	$0.24	$0.47	$0.58

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,572,938	46,586,698	46,756,705	46,735,893